Exhibit 12

Mediacom Broadband LLC
Schedule of Ratio of Earnings to Fixed Charges

				Inception
				(April 5, 2001)
	Year ended			through
	12/31/2004	12/31/2003	12/31/2002	December 31, 2001
	(in thousands, except ratio amounts)
Earnings:
Net income (loss) before income taxes	34,852	10,082	(27,244)	(50,586)
Interest expense, net	86,125	82,536	76,790	41,430
Amortization of capitalized interest	695	503	114	—
Amortization of debt issuance costs	2,099	2,365	2,248	1,086
Interest component of rent expense (a)	2,137	2,086	1,687	1,076

Earnings available for fixed charges	125,908	97,572	53,595	(6,994)

Fixed Charges:
Interest expense, net	86,125	82,536	76,790	41,430
Capitalized interest	1,270	3,425	4,056	308
Amortization of debt issuance costs	2,099	2,365	2,248	1,086
Interest component of rent expense (a)	2,137	2,086	1,687	1,076
Preferred dividends	18,000	18,000	18,000	8,120

Total fixed charges	109,631	108,412	102,781	52,020

Ratio of earnings to fixed charges	1.15	—	—	—

Deficiency of earnings over fixed charges	$—	$(10,840)	$(49,186)	$(59,014)

(a)	One-third of rent expense is the portion deemed representative of the interest factor.